SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Minimum local content for a fixed platform PRA-1

(Rio de Janeiro, April 16, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, in a further demonstration of its commitment to national development through incentives for Brazilian industry, is adjusting its bidding procedures for the PRA-1 Autonomous Re-pumping Platform so as to include minimum local content requirements. PRA-1 will have the capacity to pump 815 thousand barrels/day and will be installed in the Campos basin as part of the Master Plan for Transport and Treatment of Oil, aimed at enabling the oil produced in the Marlim Sul, Marlim Leste and Roncador fields to be transported by pipeline.

PRA-1 will be put out to bid in four sections: one for fixed platform and piles; another for the pumping system; a third for the power generation module; and the last for the remaining modules, which include installation and hooking up at sea of all modules. Bids for fixed platform have already been put out and are reserved for companies that operate in Brazil. The other modules have not yet been put out to bid.

The intention of the adjustments approved by Petrobras’s Board is to include the requirement that construction of fixed platform and piles and the processing modules, utility services, accomodation and the installation of the generation module and possibly the installation of fixed platform and the piles, be carried out in Brazil. In addition, the detailed engineering of the power generation, processing, utility services and accomodation modules has to be carried out in Brazil.

As to the minimum local content, Petrobras has decided to require a minimum 75% of the contract value for the electricity generation module, excluding the turbines, and 60% for the construction and assembly of the modules, excluding the costs of installation and hook-up. This is expected to generate 2,500 direct jobs in Brazil.

The purpose of the Master Plan for Transport and Treatment of Oil in the Campos Basin is to use pipelines as an alternative to the shuttles, vessels that take the oil from the platforms to the shore. PRA-1 is expected to go into operation in the second half of 2005.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.